Exhibit 99

                               [UNILEVER LOGO]

                           N E W S  R E L E A S E


                         UNILEVER UNITED STATES, INC.



U.S. Media Relations Contact:                  U.S. Investor Relations Contact:
Nancy Goldfarb                                 Leigh Ferst
212-888-1260, extension 4690                   212-906-3430

                                               FOR IMMEDIATE RELEASE


     UNILEVER COMPLETES THE SALE OF ITS ORAL CARE BRANDS TO CHURCH & Dwight


New York, NY - Monday, October 20, 2003 - Unilever (NYSE: UN, UL) today announced that it completed the sale of its oral care brands in the United States and Canada to Church & Dwight (NYSE: CHD) of Princeton, NJ for $104 million in cash, plus additional performance-based cash payments of between $5 million and $12 million. The two companies announced reaching a definitive agreement on September 10, 2003.

The sale includes, for the U.S. and Canada, the Mentadent brand of toothpaste and toothbrushes, Pepsodent and Aim toothpaste, and exclusive licensing rights to Close-Up toothpaste. It is part of Unilever's Path to Growth strategy, designed to accelerate top-line growth and further increase operating margins. The plan includes a series of initiatives to focus on fewer, stronger brands and businesses and to promote faster growth.

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UNILEVER BACKGROUND: Unilever is one of the world's largest consumer products companies with annual sales of approximately $47 billion in 2002. It produces and markets a wide range of foods and home and personal care products. Unilever operates in around 100 countries around the globe and employs approximately 250,000 people.

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SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
OF 1995:

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial and operating results and benefits of the pending disposal of the oral care brands by Unilever.

Factors that could cause actual results to differ materially from those described herein include: costs related to the disposal; the economic and financial market environment of the food and consumer product manufacturing industry and the general economic environment. More detailed information about these factors is set forth in the reports furnished by Unilever with the Securities and Exchange Commission.

Neither Unilever nor Church & Dwight is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

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